June 5, 2009
Mr. Jeffrey Gordon
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Raven Industries, Inc. Form 10-K for the Fiscal Year Ended January 31, 2009 Schedule 14A filed on April 14, 2009 File No. 1-7982
Dear Mr. Gordon:
This letter responds on behalf of the Company to the comment letter from Rufus Decker to the undersigned dated May 6, 2009 with respect to the filings listed above.
To facilitate your review, we have included in this letter the staff’s original comments (in bold) followed by our response, which have been numbered to correspond to Mr. Decker’s letter.
FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2009
General
1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.
As indicated below, we will include proposed revisions in our future filings, including interim filings, if applicable.
Item 5 — Market for the Registrant’s Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities, page 8
2.	The information you have incorporated by reference from pages 16, 17, and 30 of your Annual Report to Shareholders does not provide all of the information required by Item 201 of Regulation S-K. Please revise your disclosure accordingly.
Please note that Item 5 of our Form 10-K also references the inside back cover of our 2009 Annual Report to Shareholders.
Except as indicated below, we have provided the information required by Item 201 in the incorporated disclosures:

Item 201(a), Market Information. This information is included on the inside back cover and on page 30 of the 2009 Annual Report to Shareholders.
Item 201(b), Holders and (c), Dividends. This information is included on pages 16-17 (Eleven-year Financial Summary) and on page 30 of the 2009 Annual Report to Shareholders.
Item 201(d), Securities Authorized for Issuance under Equity Compensation Plans. The material information required in this item was included in Note 9 — Share-based Compensation, which begins on page 40 of the 2009 Annual Report to Shareholders. All equity compensation plans of the Company have been approved by the shareholders. In future filings we will include under Item 12 of Form 10-K the table set forth in Item 201(d).
Item 201(e), Performance Graph. This information is included on the inside back cover of the 2009 Annual Report to Shareholders.
Exhibit 13
Financial Review and Analysis, page 19
3.	Please enhance your disclosure of free cash flow as follows:
•	State the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, and

•	Provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities.

See also Question 13 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us in your supplemental response what the revisions will look like.
The Company appreciates the caution that should be taken when presenting a measure of “free cash flow”, based on Question 13 of the FAQ. Management does not use this measure internally, in press releases or in conference calls. Consequently, we will not disclose this measure in future filings in the financial highlights table on page 19, in the discussion on page 20 or elsewhere in the Annual Report or Form 10-K.
Results of Operations, page 20

4.	Please further enhance your MD&A to provide additional insight about your results of your operations by addressing the following:
•	Please discuss and correspondingly quantify whether the increases or decreases in net sales are attributable to increases in prices, increases in the volume of goods sold, or due to the introduction of new products; and

•	Where there is more than one reason for a change between periods, please expand your discussion of operating results to discuss each factor and correspondingly quantify the extent to which each factor contributed to the overall change in operating results. For example, net sales of the Applied Technology segment increased 60% from fiscal 2008 to fiscal 2009. You list factors that contributed to fiscal 2009 results. Please quantify the extent to which each of these factors contributed to the 60% increase in net sales. Refer to Item 303(a)(3)(i) of Regulation S-K and Financial Reporting Codification 501.04.

Please show us in your supplemental response what the revisions will look like.
In future filings, in accordance with Item 303(a) of Regulation S-K, we will provide a narrative discussion of the extent to which material changes are attributable to variability in prices, volume or new products.
Where possible, we will quantify the extent to which specific factors contributed materially to the operating results of our segments. For example, as the Applied Technologies segment has grown, we have begun quantifying the contribution of international sales and are currently developing metrics to quantify the impact of new product introductions. We disclosed the impact of international sales volume growth on page 21 of the annual report. When metrics for new product introductions are fully developed and indicate this factor had a material impact in the changes in results of operations, we will include this information in future filings. Certain factors, such as healthy global farm fundamentals and increased acceptance of precision agriculture, are not practicable to separately quantify, as these represent market and macro-economic conditions that support our overall sales volume analysis, and we are confident that these were strong contributing factors based on our competitive analysis and industry statistics.
In addition, we will continue to discuss the impact of unusual or infrequent events or transactions or any significant economic changes that impacted the amount of reported income from continuing operations as well as the impact of known trends or uncertainties that have had or that we reasonably expect to have a material impact on net sales.
This is what the revision would look like for the Applied Technology segment, on pages 20 and 21 of the Annual Report:
“RESULTS OF OPERATIONS — SEGMENT ANALYSIS

Applied Technology
Applied Technology provides electronic and Global Positioning System (GPS) products designed to reduce operating costs and improve yields for the agriculture market.
Financial highlights for fiscal years ended January 31,

		%		%
Dollars in thousands	2009	Change	2008	Change	2007

Applied Technology
Net sales	$103,098	60%	$64,291	41%	$45,515
Gross margins	40.2%		37.9%		32.1%
Operating income	$33,884	77%	$19,102	89%	$10,111
Fiscal 2009 net sales of $103.1 million increased $38.8 million (60%) and operating income of $33.9 million increased $14.8 million (77%) over fiscal 2008. The increase in sales and operating income was due primarily to increased sales volume and modest selling price increases.
Fiscal 2009 fourth quarter net sales of $19.6 million increased $3.0 million (18%) and operating income of $5.3 million increased $752,000 (17%) over fourth quarter fiscal 2008 levels.
Several factors contributed to the increased sales volume and strong operating results:
•	Healthy global farm fundamentals. Commodity prices were strong through the first nine months of the year but fell from their highs; however, agricultural market fundamentals remained strong and continued to influence growers’ capital investment decisions, increasing demand for Applied Technology precision agriculture equipment.

•	Investments in select global markets. International sales increased to 17% of segment sales in fiscal 2009 compared with 16% in fiscal 2008, an increase of $7.6 million.

•	Increased acceptance of precision agriculture. Double-digit year-over-year sales growth was achieved for all product categories (standard, precision, steering, and AutoboomTM) reflecting strong customer demand for flagship sprayer products as well as newer products such as the CruizerTM., a simple and affordable guidance system targeted at new entrants to the precision agriculture market.

•	Positive operating leverage. Gross margins of 40.2% in fiscal 2009 compared favorably to fiscal 2008 gross margins of 37.9%. Fiscal 2009 selling expense was $7.5 million, or 7.3% of net sales, compared with fiscal 2008 selling expense of $5.3 million, or 8.2% of net sales. These improvements reflect positive operating leverage generated through increased sales volume.”
5.	Accounts receivable represents approximately 41% of your total current assets as of January 31, 2009 and inventories represent approximately 37% of your total current assets as of January 31, 2009. Your bad debt expense for fiscal 2009 increased to $.6 million from $.09 million in fiscal 2008. As such, please consider including an analysis of days sales outstanding for your accounts receivables and inventory turnover rates for each period presented along with an explanation of any material variances. You should also discuss any significant changes in your allowance for doubtful accounts. For example, we note that the allowance has increased by approximately 110% from January 31, 2008 to January 31, 2009. Such disclosure would provide investors with a better understanding of the collectability of your accounts receivables and the realizability of your inventories. Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.
In future filings, disclosure and discussion of average days sales outstanding for accounts receivable and inventory turnover rates will be added to the Liquidity and Capital Resources section if the measurements would be material to investors. For the 2009 Annual Report, our internally calculated inventory turnover rate was 5.3 versus 5.4 one year earlier, while the average days sales outstanding for accounts receivable was 54 days versus 52 days. We do not believe that these changes were material, nor do we believe that disclosing and discussing these measurements would have provided investors with a better understanding of the collectability of our accounts receivable and the realizability of our inventories. In the past, we have presented inventory turnover levels in our “Eleven-Year Financial Summary” on page 16 of the Annual Report. The turnover was calculated as cost of goods sold divided by year-end inventory. In future annual reports, the inventory turnover presented will be calculated as 12-month cost of sales divided by 12-month average inventory. This measurement is more aligned with management’s assessment of inventory turnover and our ability to manage inventory levels and generate cash.
The change in our bad debt expense was addressed in the Liquidity and Capital Resources section under “Operating Activities” on page 26 of the Annual Report. We believe that the change was not significant enough to repeat in the Results of Operations discussion. Therefore, we would not propose any changes to the MD&A regarding this item.
Outlook, page 25
6.	You anticipate a challenging and uncertain year in fiscal 2010. Sales and earnings are expected to fall short of the record levels achieved in fiscal 2009. As part of your three part strategy, you plan to get rid of everything that is non-core (from assets to product lines). In this regard, we urge you to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks related to your sales, earnings, and recoverability of your assets. We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. For example, you should attempt to quantify the expected impact on sales of the continued downturn in the economy or the elimination of non-core assets or product lines, if possible. Please also address the expected impact on your liquidity and capital resources. Refer to Items 303(a)(1) and (2) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.
The March 2009 economic situation was, in our view, unprecedented in the history of Raven Industries. The speed, depth and breadth of the recession created a great deal of uncertainty in our outlook, but the trends evidenced in our fourth quarter and continuing into the first made it clear that “business as usual” was not an appropriate strategy and that perseveration of core assets was paramount. That message, along with a description of the recession sensitivity of each of our business segments, was the intent of our Outlook section on page 25.
We understand that as we execute this strategy, information may be developed that indicates asset risks or even asset impairment. Material findings will be disclosed to our shareholders. As of the filing of the 10-K, the primary focus had been reducing expenses by cutting staffing levels. Severance costs had not been and were not expected to be material.
We expected our actions would improve our liquidity, and we believe the statements made on pages 26 and 27, listed below, provided useful disclosure about the level of exposure to economic uncertainty:
•	Management expects that current cash, combined with continued positive operating cash flows and the company’s short-term line of credit, will be sufficient to fund day-to-day operations.

•	As part of the company’s strategy to preserve cash, capital expenditures are expected to be less than $6 million in fiscal 2010, and that will be closely monitored.

•	The company has suspended repurchases of common stock, which, along with lower expected capital investments, is expected to help protect quarterly dividend payments throughout fiscal 2010.
While Raven has never given specific earnings guidance, in previous filings we have presented our expectations for each segment’s sales growth, usually as a percentage range. We have discussed factors that could influence expected results, including profit margins. In future filings we expect to gradually return to our practice of a more detailed and quantitative outlook for each of our business segments because we believe the level of uncertainty will be lower than it was in March 2009. We have no proposed revisions to the fiscal 2009 filing.
Critical Accounting Estimates, page 28
Self-Insurance Reserves, page 28

7.	You indicate that you are self insured for product liability, general insurance and workers’ compensation. Given that you consider the accounting for these accruals to be a critical accounting policy, please disclose your excess loss limits associated with each risk you are self-insured for. Please also disclose each risk for which you do not have excess loss limits. Please show us in your supplemental response what the revisions will look like.

We purchase third-party insurance with relatively small deductibles for product liability, general insurance, including aviation product liability, and workers’ compensation. We are self insured only to the extent of our deductible/retention amounts and a few remaining workers’ compensation claims from when we were self-insured prior to February 1, 2001. As disclosed in Note 1 to the Consolidated Financial Statements on page 37 of the Annual Report under “Contingencies”, management believes any liability will be substantially covered by insurance and does not believe that the ultimate outcome of any litigation matters will have a significant financial impact in light of the amounts reserved. As a result, we believe that the risk of a material change in estimate is remote. See also our response to your comment number 13 below relating to contingencies.

Historically, we have included our self insurance reserves as a critical accounting estimate. In light of management’s current beliefs as described above, in future filings we will discontinue identifying this item as a critical accounting estimate.
Goodwill and Long-Lived Assets, page 29
8.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please consider addressing the following:
•	It appears that you use multiple methodologies to value goodwill. In this regard, please expand your disclosures to provide sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	Please disclose how you weight each of the methods used including the basis for that weighting;

•	Please provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	Please disclose how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Please show us in your supplemental response what the revisions will look like.
In the first step of our goodwill impairment testing to identify potential impairment, we compare the fair value of a reporting unit with its carrying amount, including goodwill. We use a fair-value method based on our judgments and assumptions to estimate the fair value of each reporting unit. A corporate discount rate is calculated so that discounted cash flows are equal to Raven’s net enterprise value (outstanding shares x month-end stock price – cash + debt). The corporate discount rate is then increased when evaluating any individual reporting unit, relating to any additional risk factors inherent within the unit versus the corporation as a whole. A discounted cash flow analysis is then completed for the reporting unit using the adjusted discount rate. The discounted cash flow assumptions primarily include forecasted sales and costs and appropriate discount rates. We evaluate the merits of each significant assumption used to determine the fair value of the reporting unit. The estimated fair value of the reporting unit is then compared to its net assets. If the estimated fair value of the reporting unit is greater than the net assets of the reporting unit, there is no goodwill impairment. If the estimated fair value of the reporting unit is less than the net assets of the reporting unit, an impairment loss is possible and a more refined measurement of the impairment loss would take place. This is the second step of our goodwill impairment testing, in which we may then utilize market comparisons and recent transactions to assign the fair value of the reporting unit to all of the assets and liabilities of that unit. Our impairment testing results have never warranted proceeding into step 2.
As stated above, the discounted cash flow assumptions primarily include forecasted sales and costs and discount rates. We have not disclosed a sensitivity analysis of those assumptions due to the fact that our excess estimated fair value over carrying value has always been significant. We would have had to assume an unrealistic change in the assumptions in order for our results to have indicated a potential impairment. We will continue to assess our assumptions when performing impairment testing and will disclose the sensitivity of the underlying assumptions when a reasonable change to them could alter our results.
Our methodology used for goodwill impairment testing did not change in the year under review versus the prior year. Therefore, the above described method was applied consistently over all of the reporting periods. The underlying assumptions (forecasted sales, cost of sales, and discount rate) change from year-to-year and are evaluated by management for reasonableness every time an analysis is completed. Our proposed revision to the discussion on page 29 of the 2009 Annual Report is as follows:
“Goodwill and Long-lived Assets
Management assesses goodwill for impairment annually—or more frequently if events or changes in circumstances indicate that an asset might be impaired—using fair value measurement techniques. For goodwill, Raven performs impairment reviews by reporting units. Reporting units are the company’s reportable segments except that Aerostar’s goodwill is related specifically to its high-altitude research balloon operation and is accordingly evaluated independently from Aerostar’s other operations. In the first step of goodwill impairment testing, the corporate discount rate is calculated so that the discounted cash flows are equal to Raven’s net enterprise value. The corporate discount rate is then increased when evaluating any individual reporting unit due to any additional risk factors inherent within the unit versus the corporation as a whole. A discounted cash flow analysis is then completed for the reporting unit using the adjusted discount rate. The discounted cash flow assumptions primarily include forecasted sales and costs and the discount rate. Management evaluates the merits of each significant assumption used to determine the fair value of the reporting unit. The estimated fair value of the reporting unit is then compared to its net assets. If the estimated fair value of the reporting unit is less than the net assets of the reporting unit, an impairment loss is possible and a more refined measurement of the impairment loss would take place. This is the second step of the goodwill impairment testing, in which management may utilize market comparisons and recent transactions to assign the fair value of the reporting unit to all of the assets and liabilities of that unit. The valuation methodologies used in both steps of goodwill impairment testing use significant estimates and assumptions, which include projected future cash flows, including timing and the risks inherent in future cash flows, perpetual growth rates, and determination of appropriate market comparables.
For long-lived assets, including intangibles and property, plant and equipment, management tests for recoverability whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. Property, plant and equipment are depreciated over the estimated lives of the assets using accelerated methods, thereby reducing the likelihood of an impairment loss. Management periodically discusses any significant changes in the utilization of the company’s long-lived assets, which may result from, but are not limited to, an adverse change in the asset’s physical condition or a significant adverse change in the business climate. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset.”
9.	Please consider expanding your critical accounting policy to provide additional insight on how you perform your impairment analysis under SFAS 144 as follows:
•	Please expand your discussion on how you determine when property, plant and equipment should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

•	Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144; and

•	Please discuss the significant estimates and assumptions used to determine estimated future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.

Please show us in your supplemental response what the revisions will look like.
See response to 8.
Financial Statements
General
10.	Please disclose the accumulated balances for each component of accumulated other comprehensive income. You may present this disclosure on the face of your balance sheet, statement of owners’ equity, or in a footnote. See paragraph 26 of SFAS 130. Please show us in your supplemental response what the revisions will look like.
We will revise future filings to include the following footnote:
“ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Accumulated other comprehensive income (loss) is as follows:
Accumulated other comprehensive income (loss)

	January 31,	January 31,	January 31,
(in thousands)	2009	2008	2007

Foreign currency translation	$(124)	$123	$(8)
Post-retirement benefits	(1,030)	(1,729)	(1,885)

Total accumulated other comprehensive income (loss)	$(1,154)	$(1,606)	$(1,893)

Note 1 — Summary of Significant Accounting Policies, page 36
General
11.	Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
•	In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	In MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.

Please show us in your supplemental response what the revisions will look like.
We do not include the costs listed above outside of gross margin. We will revise future filings to include the following discussion in Note 1 — Summary of Significant Accounting Policies on pages 36 and 37 of the Annual Report:
“OPERATING EXPENSES
The primary types of operating expenses are classified in the income statement as follows:

Cost of Good Sold	Selling, General, and Administrative Expenses
Direct material costs	Personnel costs
Material acquisition and handling costs	Professional service fees
Direct labor	Advertising
Factory overhead including depreciation	Promotions
Inventory obsolescence	Information technology equipment depreciation
Product warranties	Office supplies”
Research and development
We will revise future filings to include the following discussion on page 19 of the MD&A:
“The Company’s gross margins may not be comparable to industry peers due to variability in the classification of these expenses across the industries in which the company operates.”

12.	Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of sales, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of sales title and removing the gross profit subtotal throughout the filing. Please show us in your supplemental response what the revisions will look like.
See response to comment 11. Depreciation and amortization are both primarily included in components of cost of goods sold. Amortization is not included in the matrix above because it was only $413,000 and we believe it is immaterial.
Contingencies, page 37
13.	You state that while the settlement amount of any claims cannot be determined at this time, you believe that any liability resulting from these claims will be substantially covered by insurance. Accordingly, you do not believe that the ultimate outcome of these matters will have a significant impact on your results of operations, financial position or cash flows. Please clarify whether you have accrued amounts related to these contingencies pursuant to SFAS 5 and recorded any assets for amounts expected to be recovered through insurance. Please provide the disclosures required by paragraphs 9 and 10 of SFAS 5, as applicable. Please show us in your supplemental response what the revisions will look like.
In accordance with SFAS 5 we accrue a loss for contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Further, we disclose material loss contingencies for which there is a reasonable possibility that a loss may have been incurred.
We have accrued amounts related to these contingencies to reflect the liability of $3,615,000 for unpaid claims, to include events that have been incurred but not reported. In addition, we have recorded a receivable of $2,119,000 for expected recoveries related to the underlying insured event as we believe recovery is probable. See note 2 on page 38 of the 2009 Annual Report. The risk reduction techniques employed resulted in a remote probability that we will face a material loss, therefore we believe additional disclosure is unnecessary. As stated above in the response to comment number 7, management believes any liability will be substantially covered by insurance and does not believe that the ultimate outcome of any litigation matters will have a significant financial impact in light of the amounts reserved. As a result, we believe that the risk of a material change in estimate is remote.
We believe range of loss and other SFAS5 disclosures surrounding loss contingencies to be material if there is a substantial likelihood that a reasonable investor would view it as important (i.e. having significantly altered the “total mix: of information made available.”) We carefully weigh the benefits of additional disclosure with the risk of including information that is not material to investors. As of January 31, 2009, management does not believe further discussion of loss contingencies would be material to investors. In future filings, as in our past filings, we will evaluate whether there are large claims where the expected loss amount and insurance coverage are uncertain, and if material we will disclose the appropriate information.
Note 11 — Business Segments and Major Customer Information, page 42
14.	Please disclose the amount of long-lived assets that are attributed to the United States of America, as well as attributed to all foreign countries in total. If assets in an individual foreign country are material, those assets shall be disclosed separately. See paragraph 38(b) of SFAS 131. Please show us in your supplemental response what the revisions will look like.
Raven Industries, Inc. operates predominately in the United States, with two foreign sales/service offices in Saskatchewan, Canada and Switzerland. The amount of long-lived assets held in foreign countries is immaterial to the entire enterprise and therefore, is not required to be disclosed per SFAS 131. Long-lived assets located in foreign countries represent less than one-half percent of the total long-lived asset amount reflected on the corporation’s January 31, 2009 consolidated balance sheet.
In future filings we will add the following to our Business Segments footnote (note 11 on page 42 of the 2009 Annual Report):
Substantially all of the company’s long-lived assets are located in the United States.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 14, 2009
Director Compensation Table, page 9
15.	In future filing please disclose by footnote to the stock awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).
In the future, we will include a footnote to the Stock Awards column that explains that the amounts in that column reflect the dollar amount recognized as expense for the grant in our financial statements, in accordance with FAS 123R, based on the closing price of our common stock on the grant date. Because the stock award vested in full on the grant date, the entire FAS 123R grant date fair value is recognized as expense in our financial statements.

16.	In future filings please disclose all assumptions made in valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).
Because the footnote described in the response to comment 15 will include all the relevant assumptions and the stock units are fully vested at the grant date, no further reference to the financial statements will be required.
Executive Compensation
Compensation Discussion and Analysis, page 10
17.	In future filings, please clarify your President and Chief Executive Officer’s role in the compensation-setting process and clearly state who made the compensation decisions you refer to throughout your CD&A. We note that he presents a summary to the Compensation Committee and that compensation program was developed by management.
In future filings we will clarify that the President and CEO annually presents recommendations to the Committee on levels of executive compensation. The Committee makes the final decisions on compensation levels.
Components of the Company’s Executive Compensation Program
Base Salary, page 11
18.	Because you state that salaries of peers outside the company are considered when setting salary levels for the named executives, in future filings please include the benchmarking information called for by Item 402(b)(2)(xiv) of Regulation S-K.
In future filings we will clarify that management and the Committee are aware of compensation paid to executives of some other companies thought to be comparable. This general information comes from reading newspapers and other business publications throughout the year. Management and the Committee consider this to be background information when setting Raven executive compensation. However, they do not conduct a formal benchmarking process, nor do they use the services of any compensation consultants in such a process.
Management Incentive Plan, page 11

19.	In future filings, please disclose the specific company and business segment objectives, targets and goals necessary for the payment of incentive compensation. Please see Items 402(b)(2)(v) — (vii) of Regulation S-K.
Information about specific company and business segment objectives, targets and goals necessary for the payment of incentive compensation will be included in future filings for each Named Executive, in a manner similar to the presentation used for Mr. Moquist and Mr. Iacarella. We will include the appropriate segment targets for all material components of incentive plans, and present performance against those targets along with the paid incentives.
* * * * *
In responding to the comment letter, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration of our responses to the comment letter. Please contact me at (605) 335-0132 if you have any questions or further comments.

Sincerely,
/s/ Thomas Iacarella
Vice President and CFO, Secretary and Treasurer
(Principal Financial and Accounting Officer)